Saba Capital Income & Opportunities Fund N -2/A

Exhibit (e)

Dividend Reinvestments. The Fund maintains a Shareholder Reinvestment Program (the “Program”) that allows participating shareholders to reinvest all dividends (“Dividends”) in additional common shares of the Fund. Pursuant to the Program, ALPS Fund Services, Inc. (“ALPS”), the Program administrator, purchases, from time to time, common shares on the open market to satisfy Dividend reinvestments. Such common shares are purchased on the open market only when the closing sale or bid price plus commission is less than the NAV per share of the Fund’s common shares on the valuation date. If the market price plus commissions is equal to or exceeds NAV, new common shares are issued by the Fund at the greater of (i) NAV or (ii) the market price of the common shares during the pricing period, minus a discount of 5%. Common shares issued by the Fund under the Program will be issued without a fee or a commission.

Shareholders may elect to participate in the Program by submitting a completed participation form to ALPS, the Program administrator. The Program administrator will credit to each participant’s account funds it receives from Dividends paid on common shares of the Fund registered in the participant’s name. Shareholders may elect to close their account at any time by giving the Transfer Agent written notice. When a participant closes their account, the participant, upon request, will receive a certificate for full common shares in the account. Fractional common shares will be held and aggregated with other fractional common shares being liquidated by the Transfer Agent as agent of the Program and paid for by check when actually sold.

Participants will pay a pro rata share of brokerage commissions with respect to the Program administrator’s open market purchases in connection with the reinvestment of Dividends.

The automatic reinvestment of Dividends does not affect the tax characterization of the Dividends (i.e., capital gain distributions and income distributions are realized and subject to tax even though cash is not received). A shareholder whose Dividends are reinvested in common shares under the Program will be treated as having received a Dividend equal to either (i) if common shares are issued under the Program directly by the Trust, generally the fair market value of the common shares issued to the shareholder or (ii) if reinvestment is made through open market purchases, the amount of cash allocated to the shareholder for the purchase of common shares on its behalf in the open market.

Additional information about the Programmay be obtained by contacting the Program administrator at 844-460-9411 or BRWSabaCapital@dstsystems.com.